BLUEFIRE RENEWABLES, INC.

31 MUSICK

IRVINE, CA 92618

December 7, 2012

Via E-mail

Pamela A. Long

Assistant Director

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	BlueFire Renewables, Inc. Post – Effective Amendment No.1 to Registration Statement on Form S-1 Filed November 23, 2012 File No. 333-178337

Dear Ms. Long:

By letter dated December 4, 2012, the staff (the “Staff,” “you” or “your”) of the U.S. Securities & Exchange Commission (the “Commission”) provided BlueFire Technologies, Inc. (the “Company,” “we,” “us” or “our”) with its comments to the Company’s Post – Effective Amendment No.1 to Registration Statement on Form S-1 filed on November 23, 2012 (the “Registration Statement”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.

General

1.	It appears that although the prospectus included in the post-effective amendments has been in use for more than nine months, the audited financial statements contained therein are more than 16 months old and you have not previously updated them as required under Section 10(a)(3) of the Securities Act. Section 5(b) of the Securities Act requires that the prospectus meeting the requirements of Section 10(a) accompany or precede the confirmation of the sale of security. Please advise whether you have made any offers or sales using the prospectus during the period in which the audited financial statements were not current.

Response: We have not made any offers or sales using the prospectus during the period in which the audited financial statement were not current.

Exhibits

2.	Please list the XBRL-related documents as exhibits in the exhibit index. Refer to Item 601(b)(100) of Regulation S-K

Response: We have updated the exhibit index accordingly.

Further the Company acknowledges that:

(1)   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

(2)   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

(3)the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very Truly Yours,

/s/ Arnold R. Klann

Arnold R. Klann

Chairman and Chief Executive Officer

BlueFire Renewables, Inc.